Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On December 11, 2008, The PNC Financial Services Group, Inc. issued the following press release:

CONTACTS:

MEDIA:

Brian Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC TO HOLD SPECIAL SHAREHOLDERS MEETING

PITTSBURGH, Dec. 11, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC) will hold a special shareholders meeting to vote on the issuance of PNC common stock in connection with the merger of National City Corporation (NYSE: NCC) with and into PNC, and certain other matters. The meeting will be held at 9:30 a.m. (EST) on Tuesday, December 23, at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA.

•	Live webcast and telephone conference options will be available.

Dial-in Numbers:	(800) 990-2718 or (706) 643-0187 (international)

Internet:	Live audio-only webcast accessible at www.pnc.com/investorevents

Replay Information:	Available on PNC’s Web site for 30 days, and via telephone for one week at (800) 642-1687 or (706) 645-9291, Conference ID 77613511.

•	Presentation slides for the Special Meeting will be available on PNC’s Web site at www.pnc.com/investorevents under Special Shareholders Meeting on the morning of the meeting.

•	The Special Meeting Proxy Statement is accessible on PNC’s Web site at www.pnc.com/proxystatement.

•	Persons using the webcast or dial-in numbers will not be able to vote or ask questions. These are listen/audio-only options.

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

Additional Information and Where to Find It

The proposed merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus of PNC and National City that also constitutes a prospectus of PNC. PNC and National City have mailed the joint proxy statement/prospectus to their respective shareholders, and each of the companies plans to file with the SEC other relevant documents concerning the proposed merger. Shareholders and other investors are urged to read the joint proxy statement/prospectus (which was first mailed to PNC and National City shareholders on or about November 24, 2008) as well as any other relevant documents to be filed with the SEC in connection with the proposed merger or incorporated by reference into the joint proxy statement/prospectus (and any amendments or supplements to those documents), because they will contain important information. You may obtain a free copy of these documents, as well as other filings containing information about National City and PNC, at the SEC’s website (www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of these documents and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PNC or National City in connection with the proposed merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008. Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

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